EXHIBIT 4.13.2

THIS SECOND SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of December 26, 2006, is entered into between Sanmina-SCI Corporation, a Delaware corporation (the “Company”), and U.S. Bank National Association, as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company and the Trustee have entered into an Indenture, dated as of February 24, 2005, as supplemented by the First Supplemental Indenture, dated as of September 30, 2005 (as supplemented, the “Indenture”), pursuant to which an aggregate principal amount of $400,000,000 of 6¾% Senior Subordinated Notes due 2013 (the “Notes”) have been issued, which are guaranteed by the Notes Guarantors;

WHEREAS, Section 1207 of the Indenture provides that under certain circumstances a Notes Guarantor shall be released from all of its obligations under its Notes Guarantee, the Indenture and the Registration Rights Agreement (if applicable), all as more fully set forth in Section 1207 of the Indenture;

WHEREAS, Section 901(a)(4) of the Indenture provides that the Company and the Trustee may enter into this Supplemental Indenture without the consent of any Holder of a Note in order to release Notes Guarantees as provided by the terms of the Indenture;

WHEREAS, the Company has requested that the Trustee enter into this Supplemental Indenture in order to release each Notes Guarantor from its Notes Guarantee; and

WHEREAS, in connection with the foregoing, the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, both dated the date hereof, as required by the Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1.               CAPITALIZED TERMS.  Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Indenture.

2.               EFFECT OF SUPPLEMENTAL INDENTURE.  This Supplemental Indenture is being entered into by the Company and the Trustee immediately after the release of the notes guarantors pursuant to the First Supplemental Indenture, dated as of December 26, 2006, to the Indenture, dated as of February 15, 2006, among the Company, the notes guarantors party thereto and U.S. Bank National Association, as trustee.

3.               RELEASE OF NOTES GUARANTEES.  Each Notes Guarantor is hereby released from all of its obligations under its Notes Guarantee, the Indenture and the Registration Rights Agreement (if applicable).

4.               EFFECT OF HEADINGS.  The headings herein are for convenience only and shall not affect the construction hereof.

5.               SEPARABILITY CLAUSE.  In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

6.               GOVERNING LAW.  THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

7.               RATIFICATION.  The Indenture is in all respects ratified and confirmed, and the Indenture and this Supplemental Indenture shall be read, taken and construed as one and the same instrument.

8.               COUNTERPARTS.  This Supplemental Indenture may be executed in any number of counterparts, each of which shall be original; but such counterparts shall together constitute but one and the same instrument.

9.               THE TRUSTEE.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

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